Exhibit 99.1

Broken Coast Enters the Concentrates Category by Adding Wax to its Product Offerings

Broken Coast Cannabis elevates existing product portfolio by introducing high THC Wax made from premium B.C. Flower

Available in popular strains Stargazer, Muskmelon OG and Up In The Sky

LEAMINGTON, ON, April 26, 2021 /CNW/ - Aphria Inc. ("Aphria", "we", or the "Company") (TSX: APHA) and (NASDAQ: APHA), a leading global cannabis-lifestyle consumer packaged goods company, today announced that Broken Coast Cannabis Inc. ("Broken Coast") is entering the concentrates category with the addition of Wax to its premium product lineup.

Broken Coast Cannabis Wax (CNW Group/Aphria Inc.)

Broken Coast Wax is made from its premium B.C. flower and joins its award-winning roster of cultivars in Canada. As the latest innovation for the brand, Broken Coast's high THC (70%+) wax offers a clear expression of each cultivar's profile.  Broken Coast uses Hydrocarbon Extraction to extract desired cannabinoids and terpenes from the flower, bringing out rich and complex aromas in the wax product.

"We're really excited to see our cannabis made into a wax. The quality and unique terpene profile of each strain really shines through! I think people are going to really enjoy experiencing their favorite strains in a concentrated form," said Kevin Anderson, Broken Coast's Head Grower. "It is thrilling to provide our consumers a variety of consumption options that are in line with Broken Coast's quality."

Broken Coast's Wax will be available in single 1g units and will be offered in popular strains Stargazer, Muskmelon OG and Up In The Sky. This new offering is currently available online and in select retail stores nationally. It will be rolling out in other markets across the country (except Quebec) over the next few months.

This is the third innovation recently launched by Broken Coast, following its entry into the 2.0 market with the launch of 510 Vapes, and the recent announcement of a new dried flower strain, Pipe Dream.

For more information, visit: brokencoast.com

About Broken Coast

Broken Coast Cannabis, a cannabis producer based in British Columbia, is proud to be Canadian owned and operated. Broken Coast believes that quality results from adhering to strict procedural protocol and environmental control. Through an extensive system of operating procedures, they provide the highest levels of purity, quality, and customer satisfaction. Premium cannabis is grown hydroponically in a custom-built facility, in small batches in single-strain rooms, and harvested on a rotational cycle to ensure they have a steady supply of fresh product in stock.

About Aphria Inc.

Aphria Inc. is a leading global cannabis-lifestyle consumer packaged goods company with operations in Canada, United States, Europe and Latin America, that is changing people's lives for the better – one person at a time – by inspiring and empowering the worldwide community to live their very best life by providing them with products that meet the needs of their mind, body and soul and invoke a sense of wellbeing. Aphria's mission is to be the trusted partner for its patients and consumers by providing them with a cultivated experience and health and wellbeing through high-quality, differentiated brands and innovative products. Headquartered in Leamington, Ontario, Aphria cultivates, processes, markets and sells medical and adult-use cannabis, cannabis-derived extracts and derivative cannabis products in Canada under the provisions of the Cannabis Act and globally pursuant to applicable international regulations. Aphria also manufactures, markets and sells alcoholic beverages in the United States.

For more information, visit: aphriainc.com

Broken Coast Cannabis Wax (CNW Group/Aphria Inc.)

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SOURCE Aphria Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2021/26/c1245.html

%CIK: 0001733418

For further information: Investor Relations, investors@aphria.com

CO: Aphria Inc.

CNW 09:00e 26-APR-21